SEC 1746 (2-98)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
                (Amendment No. ____1____)*


                 Alpha Hospitality Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

020732-20-2

(CUSIP Number)

Scott Kaniewski
c/o Alpha Hospitality Corporation
29-76 Northern Blvd
2nd Floor
Long Island City, NY 11101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2002

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1
(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             Robert A. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      United States of America

	Number of		7.	Sole Voting Power                         600
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power                 2,902,730
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power                    600
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power              575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person   2,903,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)     60.44%

14.	Type of Reporting Person (See Instructions)     IN

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             Philip Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      United States of America

	Number of		7.	Sole Voting Power  	0
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power 	2,902,730
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power	0
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power 	575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11) 	60.42% *

14.	Type of Reporting Person (See Instructions)     IN


*	If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             Scott A. Kaniewski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      United States of America

	Number of		7.	Sole Voting Power  	0
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power 	2,902,730
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power	0
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power 	575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11) 	60.42% *

14.	Type of Reporting Person (See Instructions)     IN


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             Watertone Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      Delaware

	Number of		7.	Sole Voting Power  	0
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power 	2,902,730
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power	0
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power 	575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11) 	60.42% *

14.	Type of Reporting Person (See Instructions)     PN


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             BKB, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      New York

	Number of		7.	Sole Voting Power  	0
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power 	2,902,730
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power	0
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power 	575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11) 	60.42% *

14.	Type of Reporting Person (See Instructions)     OO


*If certain shares for which this Reporting Person may direct the vote one time on a single matter are excluded, this Reporting Person beneficially owns 575,874 shares (11.99% of the class). See Item 5 for further discussion.

CUSIP No. 020732-20-2



1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)             New York Gaming, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	    X
	(b)

3.	SEC Use Only........................................................

4.	Source of Funds (See Instructions)              OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
		2(d) or 2(e)...........................................................

6.	Citizenship or Place of Organization      Georgia

	Number of		7.	Sole Voting Power  	0
Shares 		------------------------------------------------------------
Beneficially	8.	Shared Voting Power 	575,874
Owned by		------------------------------------------------------------
Each		9.	Sole Dispositive Power	0
Reporting		------------------------------------------------------------
Person With		10.	Shared Dispositive Power 	575,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person  575,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11) 	11.99%

14.	Type of Reporting Person (See Instructions)     OO

	This Amendment No. 1 amends the Schedule 13D originally filed on March 22, 2002 (the "Original Schedule 13D"), by Robert A. Berman, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC (the "Reporting Persons"), which related to the Common Stock, $.01 par value per share (the "Common Stock"), of Alpha Hospitality Corporation (the "Company"), a Delaware corporation. The purpose of this Amendment No. 1 is to amend
Items 3, 5 and 6 with respect to the issuance to Reporting Person Robert A.
Berman of a proxy containing additional voting rights. The information contained in the Original Schedule 13D with respect to each of the other
Reporting Persons is not affected by this amendment.



ITEM 3. 	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On April 30, 2002, Robert A. Berman entered into an irrevocable proxy and voting agreement (the "Proxy Agreement") with the Company's principal shareholder, Bryanston Group, Inc. ("Bryanston"). The agreement, which has a three year term, confirms upon Robert A. Berman the right to vote all of the 2,326,857 shares of the Common Stock Bryanston currently owns for the election of a majority of the members of the Board of Directors of the Company. The parties entered into the Proxy Agreement to ensure that control of the Company would be insulated from any appearance of direct or indirect involvement by certain former directors and officers who are the subject of indictments on personal matters unrelated to the Company. (See the Company's Form 8-K, filed with the SEC on April 18, 2002).



ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended in its entirety, as follows:

(a)	The foregoing is based upon 4,804,315 shares of the Common Stock outstanding on the date hereof, as reported to the Reporting Persons by the Company.

	As discussed more fully in Item 5(b) below, Robert A. Berman beneficially owns 2,903,330 shares of the Common Stock, representing 60.44% of the class.

	As discussed more fully in Item 5(b) below, Scott A. Kaniewski, Philip Berman, Watertone Holdings, LP and BKB, LLC each beneficially owns 2,902,730 shares of the Common Stock, representing 60.42% of the class. Without the limited proxy referred to in Item 5(b) below, each of such Reporting Persons beneficially owns 575,874 shares of the Common Stock, representing 11.99% of the class.

	New York Gaming, LLC beneficially owns 575,874 shares of the Common Stock, representing 11.99% of the class.

(b)	New York Gaming, LLC holds 575,874 shares of the Common Stock.  Watertone
Holdings, LP is the manager of New York Gaming, LLC. BKB, LLC is the General Partner of Watertone Holdings, LP. Robert A. Berman, Scott A. Kaniewski and Philip Berman share control of BKB, LLC. As a result, each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all 575,874 shares of the Common
Stock held by New York Gaming, LLC.

	Watertone Holdings, LP also holds a limited proxy (the "Limited Proxy") granted by Bryanston Group, Inc. ("Bryanston"). The Limited Proxy only gives Watertone Holdings, LP the right to vote Bryanston's 2,326,856 shares at the next annual meeting of stockholders in favor of a proposal to approve the grant of the additional 205,538 options to each of Robert A. Berman and Scott A. Kaniewski discussed in Item 4(a) above. Watertone Holdings, LP, Robert A. Berman, Scott A. Kaniewski, Philip Berman and BKB, LLC have shared power to exercise the vote attendant to the Limited Proxy. None of such persons has any power to dispose or to direct the disposition of the shares covered by the Limited Proxy. Each of the Reporting Persons other than Robert A. Berman disclaims beneficial ownership of such shares for any purpose other than voting on such proposal.

	As a result of the foregoing, each of Watertone Holdings, LP, Robert A. Berman, Scott A. Kaniewski, Philip Berman and BKB, LLC has shared power to vote or to direct the vote of 2,902,730 shares of the Common Stock, representing 60.42% of the class. Each of such Reporting Persons has shared power to dispose or to direct the disposition of 575,874 shares. Without the Limited Proxy, each of such Reporting Persons other than Robert A. Berman has shared power to vote or to direct the vote and shared power to dispose or to directo disposition of 575,874 shares of the Common Stock, representing
11.99% of the class.

	In addition to the shared power to vote or direct the vote with respect to Bryanston's 2,326,856 shares discussed above, in the Proxy Agreement
Bryanston conferred upon Robert A. Berman the sole power to vote or to direct the vote of its shares for the election of a majority of the members of the Board of Directors of the Company for three years. As Bryanston retained the right to vote on all other proposals, Robert A. Berman shares the power to vote or direct the vote of Bryanston's shares. This power continues even after the expiration of the Limited Proxy. Robert A. Berman has shared power to vote or to direct the vote of 2,902,730 shares of the Common Stock, representing 60.42% of the class. Robert A. Berman does not have any power to dispose or to direct the disposition of any of Bryanston's shares.

 	In addition to the foregoing, Robert A. Berman has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 600 shares (less than 1% of the class).

(c)	Except as disclosed in Item 3 above, none of the Reporting Persons has made any transactions in the Common Stock during the past sixty days.

(d) None.

(e) Not Applicable


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended in its entirety, as follows:

Pursuant to a Tag-Along Agreement, dated as of March 12, 2002, by and between Bryanston and Watertone Holdings, LP, Bryanston granted Watertone Holdings, LP the right, for up to 3 years, to participate in any sales by Bryanston of the Company's Common Stock, subject to certain minor exceptions.

On April 30, 2002, Robert A. Berman entered into the Proxy Agreement with Bryanston, as discussed more fully in Item 3 above.

Except as otherwise described herein, there exists no other contract, arrangement, understanding or relationship (legal or otherwise) between any Reporting Person and any other person or entity with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

5.		Irrevocable Proxy and Voting Agreement, dated April 30, 2002, among
Bryanston, Watertone, Robert A. Berman and Scott A. Kaniewski .
(incorporated by reference - filed as an exhibit to Form 8-K filed by
Alpha Hospitality Corporation on May 1, 2002)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this Statement is true, complete and correct.


Dated: May 8, 2002



                                  /s/ Robert A. Berman
                                      Robert A. Berman


                                  /s/ Scott A. Kaniewski
                                      Scott A. Kaniewski


                                 /s/ Philip Berman
                                     Philip Berman


                                 BKB, LLC

                                 By: /s/ Robert A. Berman
                                         Robert A. Berman
                                         Its Managing Member


                                 WATERTONE HOLDINGS, LP

                                 By: BKB, LLC, Its General Partner

                                 By: /s/ Robert A. Berman
                                         Robert A. Berman
	                                        Its Managing Member


                                 NEW YORK GAMING, LLC

                                 By: Watertone Holdings, LP,
                                 Its manager

                                 By: BKB, LLC, Its General Partner

                                 By: /s/ Robert A. Berman
                                         Robert A. Berman
                                         Its Managing Member